CONFIDENTIAL TREATMENT REQUESTED

BY CYAN, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

April 12, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Jan Woo
Kathleen Collins
Laura Veator

Re:	Cyan, Inc.
Registration Statement on Form S-1
File No. 333-187732

Ladies and Gentlemen:

On behalf of Cyan, Inc. (the “Company”), and in connection with the submission of a letter dated February 19, 2013 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 16, 2013 relating to the Confidential Draft Registration Statement on Form S-1 originally submitted by the Company with the Securities and Exchange Commission on December 20, 2012 and the Registration Statement on Form S-1 filed on April 4, 2013 (the “Registration Statement”), we submit this supplemental letter to further address comment 20 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Determination of Estimated Preliminary Price Range

The Company advises the Staff that the Company currently estimates a preliminary price range of $[***] and $[***] per share for this offering. This estimated price range has been determined based, in part, upon current market conditions and input received from Goldman, Sachs & Co. and J.P. Morgan Securities LLC, the lead underwriters on the proposed offering, including discussions that took place on April 3, 2013 between senior management of the Company and representatives of the lead underwriters.

Prior to April 3, 2013, the Company had not held specific discussions with the underwriters regarding the estimated price range for the initial public offering. The range above does not take into account the current lack of marketability for the Company’s common stock, and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a

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privately held company. The range also takes into account market and general macro economic conditions as in effect at the time the discussions were held.

The Company expects to include the price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. The preliminary price range is subject to further revision based on business developments and market conditions. We are providing this information to you supplementally to facilitate your review process.

Update of Valuation Report and February 2013 Equity Awards

We supplementally advise the Staff that, as described on page 68 of Registration Statement, the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting stock options. As described on page 68 of the Registration Statement, such valuations are consistent with the methodology and determination established under the guidelines of the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Guidelines”). The Board considers numerous objective and subjective factors, including the factors set forth on pages 68 and 69 of Registration Statement, the Company’s progress towards an initial public offering and the most recent valuation report prepared by an independent valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On or about January 15, 2013, the Company received a report from its independent valuation specialist that concluded that, as of December 31, 2012, the fair market value of the Company’s common stock was $8.31 per share (the “December Valuation Report”).

On January 29, 2013, the Company granted options to purchase an aggregate of 106,570 shares of common stock to certain employees and other service providers of the Company. In connection with the January option grants, the Board established the fair market value of the Company’s common stock at that date to be $8.31 and used that price as the exercise price of the January options awarded.

On February 26, 2013, the Company granted options to purchase an aggregate of 1,208,427 shares of common stock to certain employees and other service providers of the Company. In connection with the February option grants, the Board established the fair market value of the Company’s common stock at that date to be $8.31 and used that price as the exercise price of the February options awarded.

In both January and February 2013, the Board based its determinations of the fair value of the Company’s common stock on the factors described on pages 68 and 69 of the Registration Statement and on the valuation report that the Company received.

On April 11, 2013, the Company obtained a valuation report from its independent valuation specialist which concluded that, as of March 31, 2013, the fair market value of the Company’s common stock was

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$10.37 per share (the “March Valuation Report”). Based on the straight line interpolation between the valuation dates of December 31, 2012 and March 31, 2013, as described on page 70 of the Registration Statement, the Company determined that, for financial reporting purposes, the fair value of each share of common stock was $8.97 and $9.61 as of January 29 and February 26, 2013, respectively.

Currently, the Registration Statement does not include the description of the March Valuation Report as applied to the straight-line determination of the value of the Company’s common stock for financial reporting purposes. The Company proposes to add the following sentences to replace the current last sentence of the paragraph “January and February 2013” on page 73 of the Registration Statement with its next amendment (which is also expected to include the financial results for the quarter ended March 31, 2013) to explain the calculation of such amount:

We obtained a third-party valuation of our common stock as of March 31, 2013. We continued to use a PWERM, with the weighting of the probability of an initial public offering at 80%, reflecting the increased likelihood of this offering, of a sale of the company at 10%, of remaining a private company at 10% and of a liquidation scenario at 0%. For the initial public offering scenario, we used the midpoint of the estimated preliminary price range, discounted at a rate of 18% for seven months (to reflect the expected time remaining to IPO plus the six-month lock-up period). For the sale and remaining a private company scenarios, we continued to use an average of the income and market approaches to arrive at the BEV for this valuation report. In terms of the key assumptions used in the income and market approaches, we utilized an 18% discount rate for the DCM income calculation, reflecting a slight decrease over our prior discount rate, a blended revenue multiple of 3.48 for the market approach, reflecting a slight increase over our prior blended revenue multiple, and the same discount for lack of marketability of 21%. This March 31, 2013 valuation report maintained the same set of comparable public companies as the prior report. As a result, for financial reporting purposes and based on the straight-line interpolation used in prior periods, we determined the fair value per share of our common stock to be $8.97 for the options granted in January 2013 and $9.61 for the options granted in February 2013.

Discussion of Fair Value of Common Stock for Financial Reporting Purposes with respect to the Midpoint of the Estimated Offering Range

As requested in comment 20 of the First Response Letter, the Company supplementally provides the Staff the following discussion regarding the significant factors contributing to the difference between the midpoint of the estimated offering price and the most recent determination of the fair value of the Company’s common stock for financial reporting purposes. The Company believes the difference between the fair value of its common stock in January and February 2013 and the current preliminary price range estimated by the Company is the result of the following factors:

•

The Company believes that the initial public offering has an increased likelihood of occurring in the near term, particularly with the continued strength in major stock market indices and the continued positive performance in the Company’s financial results for the quarter ending March 31, 2013. The Company and its underwriters are preparing for a launch of the offering as soon as late April 2013 and believe that the

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market will be receptive to the Company’s offering. The Company believes that the equity markets remain solid and that investor inflows of capital continue to support market demand. In addition, initial public offerings for technology companies have begun to return to the market commencing in March 2013, supporting the market overall for an offering similar to this one. This increase in likelihood of the offering is supported by the increase in the probably weighted to the Company’s initial public offering reflected in the March Valuation Report to 80% from the December Valuation Report of 70%, but still retained a less than 100% probability consistent with the AICPA Guidelines.

•

The preliminary price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability discount for the Company’s common stock. Such a discount was appropriately taken into account in the fair value determination as of January and February 2013 due to the on-going efforts to prepare for the Company’s initial public offering, the uncertainty around the timing of an offering and the volatility of the market during that time. Specifically, as noted above, an 80% probability of an initial public offering occurring at the midpoint of the estimated price range was used in the March Valuation Report, and a 20% probability of an outcome occurring at values lower than such midpoint was used. Furthermore, as noted above, in the initial public offering scenario the midpoint of the estimated price range was discounted at a rate of 18% for a period of seven months to reflect the time from the Valuation Date to the lock-up period ending.

•

The preliminary price range also reflects the input of the underwriters to the Company in developing a valuation of the Company with respect to specific comparable public companies that are in the general industry of the Company, focusing on (i) network industry service provider focused companies that have recently completed their initial public offerings, (ii) enterprise networking companies that exhibited more mature and larger company characteristics and (iii) legacy optical/access companies in the network space. The underwriters discussed a comparable company analysis with the Company in their April 3, 2013 meeting with the Company. The underwriters applied various current financial metrics to their projections of the Company’s financial results and the financial results of comparable companies focusing on a variety of comparable analyses, with greater focus on the service provider and enterprise networking companies, and less focus on the legacy optical/access companies. The entire group of peer companies that the underwriters analyzed overlapped significantly with the comparable peer companies used in the March Valuation Report. The Company believes that overall, the estimated price range determination presented a more focused analysis for trading comparables compared to the peer group comparison used in the March Valuation Report applied under the AICPA Guidelines.

•

The Company also considered various objective and subjective factors in the previous fair value determination that are applicable to valuations based on private company valuation methodologies, and which were not taken into account in the analysis performed by the lead underwriters in considering the estimated price range.

The Company anticipates including a general description of the foregoing in its amendment to the Registration Statement that includes the preliminary price range.

****

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Please direct your questions or comments regarding the Company’s response to me at (650) 320-4554 or dsegre@wsgr.com, Robert Day at (650) 320-4622 or rday@wsgr.com, or Michael Coke at (650) 565-3596 or mcoke@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Segre

David J. Segre

cc:	Mark A. Floyd, Cyan, Inc.
Kenneth M. Siegel, Cyan, Inc.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP